FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC INVESTOR UPDATE

HSBC Holdings plc is today holding an update on Group Strategy for investors and analysts at its London headquarters located at 8 Canada Square, Canary Wharf. Registration for webcast viewing of these presentations is available at
www.hsbc.com

Highlights
· Significant execution progress against the strategy outlined in May 2011
· Strategy unchanged - priorities for the next phase 2014-2016:
. grow both the business and dividend
. implement global standards
· streamline processes and procedures
· Re-affirmed return on equity target range of 12-15%
· Revenue growth exceeding cost growth ('positive jaws')
· Additional sustainable costs savings of US$2-3bn
· Cost efficiency ratio in the mid-50s
· Basel 3 common equity tier 1 ratio above 10%
· Progressive dividends

Stuart Gulliver, Group Chief Executive, commented:
"We have transformed HSBC in the first phase of the execution of our strategy. We have announced the closure or disposal of 52 non-strategic or underperforming businesses, achieved US$4bn of annualised sustainable cost savings and generated double-digit loan growth in 15 priority markets. HSBC is now simpler, easier to manage and ready to take advantage of growth opportunities.

"HSBC's network bridges more than 90% of global international trade and capital flows and connects customers to the world's biggest growth opportunities. Our 22 home and priority markets are expected to account for approximately 58% of addressable total banking revenue growth1 globally to 2020. Over the next three years we will focus discretionary growth of risk-weighted assets in our priority faster growing markets and Commercial Banking.

"We will also implement global standards, invest in world-leading risk and compliance capabilities and de-risk our operations in higher risk locations.

"We will continue to exert tight cost discipline whilst streamlining processes and procedures. This enables us to invest in growth and global standards.

"As we execute our strategy we will keep under review the capital we hold and, if it appears to the Board to be in the interests of the Company and shareholders, we may seek to neutralise the effects of the scrip dividend.

"HSBC has a distinctive position in the new environment for the banking industry. Taken together, we are confident that these measures will deliver consistent and superior financial results and move us closer to achieving our ambition of being the world's leading international bank."

1 Source: McKinsey & Company

Investor Relations enquiries to:

London
Guy Lewis	+ 44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Media enquiries to:

London
Patrick Humphris	+ 44 (0) 20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Cautionary Statement Regarding Forward-Looking Statements

This News Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to: changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques).HSBC Holdings plc does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Notes to editors

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 15 May 2013